APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

WharfLB LLC
Income Statement - unaudited
For the periods ended December 31, 2021

	Current Period January 1, 2021 to December 31, 2021
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	-
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-

Payroll Processing		-
Professional Services - Legal, Accounting		-
Occupancy		-
Rental Payments		-
Salaries		-
Payroll Taxes and Benefits		-
Travel		-
Utilities		-
Website Development		-
TOTAL OPERATING EXPENSES		-
OPERATING PROFIT (LOSS)		-
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)		-
Interest Expense		-
Income Tax Expense		-
TOTAL INTEREST (INCOME), EXPENSE & TAXES		-
NET INCOME (LOSS)	$	-

WharfLB LLC
Balance Sheet - unaudited
For the period ended December 31, 2021

		Current Period 31-Dec-21
ASSETS		
Current Assets:		
Cash	$	-
Petty Cash		-
Accounts Receivables		-
Inventory		-
Prepaid Expenses		-
Employee Advances		-
Temporary Investments		-
Total Current Assets		-
Fixed Assets:		
Land		-
Buildings		-
Furniture and Equipment		-
Computer Equipment		-
Vehicles		-
Less: Accumulated Depreciation		-
Total Fixed Assets		-
Other Assets:		
Trademarks		-
Patents		-
Security Deposits		-

Other Assets		-
Total Other Assets		
TOTAL ASSETS	$	-
LIABILITIES		
Current Liabilities:		
Accounts Payable	$	-
Business Credit Cards		-
Sales Tax Payable		-
Payroll Liabilities		-
Other Liabilities		-
Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		-


WharfLB LLC
Statement of Cash Flow - unaudited
For the period ended December 31 2021


	Current Period
	January 1, 2021 to December 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	-
Adjustments to Reconcile Net Income	
to Net Cash Flows From Operating Activities:	
Depreciation	-
Decrease (Increase) in Operating Assets:	
Trade Accounts Receivable	-
Inventory	-
Prepaid Income Taxes	-
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	-
Credit Cards Payable	-
Total Adjustments	-
Net Cash Flows From Operating Activities	-
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	-
Net Cash Flows From Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of Debt	-
Member's Withdrawals	-
Net Cash Flows From Financing Activities	-
NET INCREASE (DECREASE) IN CASH	-
CASH - BEGINNING	-
CASH - ENDING	-

I, Marc Dosik, certify that:

1. The financial statements of WharfLB LLC included in this Form are true and complete in all material respects; and
2. The tax return information of WharfLB LLC has not been included in this Form as WharfLB LLC was formed on 07/08/2021 and has not filed a tax return to date.

Signature   *Marc Dosik*

Name: Marc Dosik

Title: Managing Member